EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine Months Ending July 2, 2011
		Fiscal Years

		2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$949	$1,203	$(543)	$154	$410	$(268)
Add: Fixed charges	230	360	388	272	278	325
Add: Amortization of capitalized interest	3	3	4	4	3	3
Less: Capitalized interest	(5)	(11)	(3)	(3)	(2)	(8)

Total adjusted earnings	1,177	1,555	(154)	427	689	52

Fixed Charges:
Interest	147	240	289	212	228	263
Capitalized interest	5	11	3	3	2	8
Amortization of debt discount expense	33	46	38	3	4	5
Rentals at computed interest factor (1)	45	63	58	54	44	49

Total fixed charges	$230	$360	$388	$272	$278	$325

Ratio of Earnings to Fixed Charges	5.12	4.32		1.57	2.48

Insufficient Coverage			$542			$273

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.